FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending June 4, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 4, 2004                                             By: Lorraine Day
                                                             ------------------
                                                                   Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

Registered in England & Wales
No. 3888792
Registered Office
980 Great West Road
Brentford, Middlesex, TW8 9GS


     Issued - Wednesday 26 May 2004, London, UK - LSE Announcement
                            GlaxoSmithKline Plc
                           Announces Board Changes

GlaxoSmithKline plc (GSK) announces that Sir Christopher Gent and Sir Deryck Maughan are to join the Board of the Company as Non-Executive Directors with effect from 1st June 2004. It is also announced that Sir Christopher Hogg will retire from the Board on 31st December 2004.

Sir Christopher Gent has been appointed Deputy Chairman and will succeed Sir Christopher Hogg as Non-Executive Chairman with effect from 1st January 2005.

Commenting on the appointments, Sir Christopher Hogg, Chairman of GSK, said "I am delighted that Chris and Deryck are joining the Board.

Sir Christopher brings with him many years of experience and a track record of delivering outstanding performance in a highly competitive global industry which will be invaluable to GSK.

Sir Deryck brings with him a wealth of international corporate and investment banking experience, which will be of great value to the Board.

My colleagues and I very much look forward to welcoming Chris and Deryck to the Board."

Biographical details of Sir Christopher Gent and Sir Deryck Maughan are given below.


S M Bicknell
Company Secretary

26th May 2004


Biographical Details

Sir Christopher Gent

Age 56. Sir Christopher is the former Chief Executive Officer of Vodafone Group Plc. Prior to his retirement from Vodafone in July 2003, he had been a member of its Board since August 1985 and its Chief Executive Officer since January 1997. He was also Chairman of the Supervisory Board of Mannesmann AG; a non-executive director of China Mobile (Hong Kong) Limited; and on the Board of Verizon Wireless. Sir Christopher joined Vodafone as Managing Director of Vodafone Limited in January 1985 when the mobile phone service was first launched, and held that position until December 1996.

Prior to joining Vodafone, Sir Christopher was Director of Network Services at ICL. In this role, he was Managing Director of Baric, a computer services company owned jointly by Barclays and ICL, and was responsible for ICL's computer bureau services worldwide.

Sir Christopher served as the National Chairman of the Young Conservatives from 1977 to 1979, and was Vice President of the Computer Services Association Council at the time he left ICL.

He is a non-executive director of Lehman Brothers Holdings Inc; a director of the International Advisory Board of Hakluyt & Co; and is a Senior Adviser at Bain & Co.

Sir Deryck Maughan

Age 56. Sir Deryck is Chairman and Chief Executive Officer of Citigroup International and Vice Chairman of Citigroup Inc. He is responsible for Citigroup's business in Europe, Japan, Asia, Africa and Latin America. Prior to this he led group Strategy and Acquisitions.

Prior to the creation of Citigroup in 1998, Sir Deryck was a Director of Travelers Group and Chairman and Co-Chief Executive Officer of Salomon Smith Barney. From 1992 to 1997 he was Chairman and Chief Executive Officer of Salomon Brothers, a firm he joined in 1983. From 1969 to 1979 he served as a member of H.M. Treasury in London and from 1979 to 1983 he worked at Goldman Sachs.

Sir Deryck serves on the Boards of Directors of Carnegie Hall, Lincoln Center and NYU Medical Center. He is Chairman of the Japan Society and the US-Japan Business Council. He is also a Board member of British American Business Inc., the American Academy in Berlin and the Trilateral Commission. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000.


Notes

1. The appointment of Sir Christopher Gent as Deputy Chairman and Sir Deryck Maughan as a Non-Executive Director have been made by the Board on the recommendation of the Nominations Committee which is chaired by Sir Christopher Hogg and comprises two other independent Non-Executive Directors.

2. Sir Christopher Gent will receive total fees of 300,000 pounds per annum in his role as Deputy Chairman comprising 240,000 pounds in cash together with GlaxoSmithKline plc Ordinary Shares to the value of 60,000 pounds. On his appointment as Chairman, from 1st January 2005, he will receive total fees of 500,000 pounds per annum comprising 400,000 pounds in cash together with GlaxoSmithKline plc Ordinary Shares to the value of 100,000 pounds.

3. Sir Deryck Maughan will receive fees of 45,000 pounds per annum and 1,000 GlaxoSmithKline plc Ordinary Shares per annum.

4. Neither Sir Christopher Gent nor Sir Deryck Maughan have service contracts. They both have letters of appointment which may be viewed by contacting the Company Secretary at the Company's registered office.

5. Sir Christopher Gent will be based at GSK's registered office at 980 Great West Road, Brentford, Middlesex, TW8 9GS.

6. The Board has determined that Sir Christopher Gent and Sir Deryck Maughan are both independent Non-Executive Directors in accordance with the new Combined Code on Corporate Governance.

7. With effect from 1st June 2004 the composition of the Board of GlaxoSmithKline plc will be as follows:

         Sir Christopher Hogg               Non-Executive Chairman
         Sir Christopher Gent               Non-Executive Deputy Chairman
         Sir Ian Prosser                    Senior Independent
                                            Non-Executive Director
         Dr J-P Garnier                     Chief Executive Officer
         Mr J D Coombe                      Chief Financial Officer
         Dr Tachi Yamada                    Executive Director, Chairman,
                                            Research & Development
         Mr H Lawrence Culp                 Independent Non-Executive Director
         Mr C Davis                         Independent Non-Executive Director
         Sir Peter Job                      Independent Non-Executive Director
         Sir Deryck Maughan                 Independent Non-Executive Director
         Dr Ronaldo Schmitz                 Independent Non-Executive Director
         Dr Lucy Shapiro                    Non-Executive Director
         Sir Robert Wilson                  Independent Non-Executive Director

Enquiries:

UK Media enquiries:             Martin Sutton            (020) 8047 5502
                                David Mawdsley           (020) 8047 5502
                                Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:             Nancy Pekarek            (215) 751 7709
                                Mary Anne Rhyne          (919) 483 2839
                                Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:
                                Duncan Learmouth         (020) 8047 5540
                                Anita Kidgell            (020) 8047 5542
                                Philip Thomson           (020) 8047 5543

US Analyst/ Investor enquiries: Frank Murdolo            (215) 751 7002
                                Tom Curry                (215) 751 5419

01 June 2004

                               GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 800,000 of its Ordinary shares of 25 pence each ("shares") on 1 June 2004 at a price of 1139.2338 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 17,062,000 of its shares in Treasury and has 5,916,430,950 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

04 June 2004

                               GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 1,280,000 of its Ordinary shares of 25 pence each ("shares") on 3 June 2004 at a price of 1122.1527 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 18,342,000 of its shares in Treasury and has 5,915,157,461 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 4 June 2004, that as a result of movement in the fund on 3 June 2004, the number of Ordinary Share ADRs held by the fund had increased from 18,908,635 to 18,920,670 at an average price of $42.08.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

4 June 2004